December 12, 2024
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Tamika Sheppard

Re:	Neurogene Inc.
Registration Statement on Form S-1
Filed December 2, 2024
File No. 333-283561
To Whom it May Concern:
Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Neurogene Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company be accelerated to 4:01 p.m., Eastern Time, on December 16, 2024 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden Berns at (415) 393-4631.

Very truly yours,

NEUROGENE INC.

By:	/s/ Donna Cochener
Name:	Donna Cochener
Title:	Senior Vice President, General Counsel

cc:	Rachel McMinn, Neurogene Inc.
Christine Mikail, Neurogene Inc.
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP